Parker Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124

March 15, 2018

Via EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549-4631

Re: Parker Hannifin Corp
Form 10-K for Fiscal Year Ended June 30, 2017
Filed August 25, 2017
Definitive Proxy Statement on Schedule 14A
Filed September 25, 2017
Response Letter Dated February 23, 2018
File No. 1-4982
Dear Ms. Long:

This letter is in response to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission on March 5, 2018, with respect to the above-referenced filings of Parker-Hannifin Corporation (the “Company”). For ease of review, the Company has included the questions from the Staff’s letter in italics and included the Company’s response to each question directly below.
Definitive Proxy Statement on Schedule 14A
General RONA Bonuses and Converted RONA Bonuses, page 34
1.     We note your response to comment 4 of our letter dated January 26, 2018. In particular, you state that the company had an overall goal of 21.4% return on net assets on a consolidated basis, with a target multiple of 5% on each “share.” The General RONA Bonus Targets were then converted into a number of “shares” calculated by dividing the General RONA Bonus Target by the product of salary times the 5% multiple. Please help us understand how the 5% target multiple used to determine the number of “shares” for each NEO relates to the 21.4%

return on net assets goal. Please also give the actual return on net assets, as determined for purposes of determining compensation, in order to help illustrate how the 5% multiple and ultimate payout was determined.
The Company’s RONA plan is a broad-based incentive compensation plan in which the majority of our global workforce participates (i.e., it is not a plan that applies solely or primarily to executive officers). As disclosed on page 35 of the Company’s 2017 Proxy Statement, once the applicable return on net assets is calculated, the applicable multiple is calculated as follows:

•	For that portion of the applicable return on net assets which is less than or equal to 35%, the multiple is 1% for every 5.6% of return on net assets.

•	For that portion of the applicable return on net assets in excess of 35%, the multiple is 1% for every 11.2% of the excess.

Internally, the Company allows its divisions to consider the benefit of intercompany sales. To compensate for this additional benefit, the Company requires an actual return on net assets of 28% for a payout multiple at the 5% target (i.e., 28.0% / 5.6%). In other words, the 28% internal goal represents the Company’s estimate of division-level return on net assets performance (which would include intercompany sales) needed to achieve 21.4% return on net assets on a consolidated basis (after excluding intercompany sales).
In fiscal year 2017, the return on average net assets for all divisions in the Filtration Group was 26.97% (which translated to the 4.82% multiple (i.e., 26.97% / 5.6%) for
Mr. Malone prior to applying his PG RONA Multiplier), and the return on average net assets for all divisions was 35.11% (which translated to the 6.26% multiple (i.e., (35.00% / 5.6%) + (0.11% / 11.2%)) for each of our other Named Executive Officers).
Profitable Growth Incentive Plan, page 37
2.     We note your response to comment 5 of our letter dated January 26, 2018. Please confirm that in future filings you will disclose the CAGR and multiplier used to determine the amount of any adjustment to the RONA bonus paid to any NEO.
The Company confirms that it will, in future filings, disclosure the CAGR and multiplier used to determine the amount of any adjustment to the RONA bonus paid to any NEO.
If you have any additional comments or should you require supplemental information, please do not hesitate to contact me.
Very truly yours,
/s/ Catherine A. Suever
Catherine A. Suever
Executive Vice President - Finance & Administration and Chief Financial Officer